Mail Stop 3561

November 20, 2008

Paul S. Viviano, Chairman and CEO
Alliance Imaging, Inc.
1900 S. State College Blvd., Suite 600
Anaheim, California 92806

> **Re: Alliance Imaging, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 12, 2008**
> **File No. 001-16609**

Dear Mr. Viviano:

We have reviewed your filing and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies, page 67
Segment Reporting, page 71

1.   We note that during the year ended December 31, 2007, you recognized 89% of your revenue from services provided through healthcare providers (i.e. wholesale revenues) and 11% of your revenue from services provided directly to patients at your retail sites (i.e. retail revenues). Please tell us whether you consider these two revenue sources to be separate operating segments as defined by paragraph 10 of SFAS 131. If you consider these segments to meet the aggregation criteria outlined in paragraph 17 of SFAS 131, please specifically address the similarities between these segments in economic characteristics and types of customers in your response.

Form 10-Q for Fiscal Quarter Ended June 30, 2008
Condensed Consolidated Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 3 – Share Based Compensation, page 7

2.   We note that you use the simplified method to determine the expected term of stock option grants. As it appears that you have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of these grants, please tell us why you have concluded that it is appropriate to use the simplified method. Refer to SAB 110.

Proxy Statement Filed April 16, 2008
Executive Compensation, page 25
Performance-Based Compensation, Annual Cash Bonus Opportunity, page 28

3.   The company's proxy statement discloses that its compensation committee has established profit-based performance targets for its Executive Incentive Plans for 2007. The company, however, has not provided quantitative disclosure of the targets to be achieved for your named executive officers to earn their performance bonuses under the respective Executive Incentive Plans discussed on page 28 and 29 of the proxy. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, please supplementally advise us, within the timeframe below, whether the company's targets for the fiscal year 2008 are expected to be materially different from those of fiscal year 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Lastly, please clarify the "specified performance objectives" for Mr. Joyce.

* * * * *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding accounting issues, please contact Steve Lo at (202) 551-3394 or Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Howard K. Aihara, CFO
        Fax: (949) 242-5377